CONVERTIBLE NOTE

$15,000,000	As of September 3, 2008

FOR VALUE RECEIVED, Caspian Services Inc., a Nevada corporation (the “Borrower”), hereby promises to pay to Great Circle Energy Services LLC, a Delaware limited liability company, or its permitted assigns (the “Lender”), in lawful money of the United States of America in immediately available funds, at the Lender’s office initially located at One Atlantic Street, Stamford, Connecticut 06901, on the Final Repayment Date (as defined in the Agreement (as defined below)) the principal sum of FIFTEEN MILLION DOLLARS ($15,000,000) or, if less, the unpaid principal amount of all Loans (as defined in the Agreement) made by the Lender pursuant to the Agreement, payable at such times and in such amounts as are specified in the Agreement.

The Borrower also promises to pay interest on the unpaid principal amount of each Loan made by the Lender in like money at said office from the date hereof or the date of the borrowing thereof, whichever is later, until paid at the rates and at the times provided in Clauses 4 and 5of the Agreement.

The holder of this Note is hereby authorized to record the date and amount of each Loan made by the Lender pursuant to the Agreement, the date and amount of each payment or prepayment of principal thereof (if consented to by the Lender as set forth in the Agreement), the date and amount of each payment and/or capitalization of interest thereon, the date and amount of any conversion of principal and/or capitalized interest thereon, and the due date of such Loan on the schedule annexed hereto and made a part hereof, or on a continuation thereof which shall be attached hereto and made a part hereof. The Lender’s records shall, absent manifest error, constitute evidence of the accuracy of the information authorized to be so recorded; provided, however, that the failure to make any such recordation shall not affect the obligations of the Borrower under this Note.

This Note is the Note referred to in the Facility Agreement, dated as of September 3, 2008, between the Borrower and the Lender (as amended, restated, modified and/or supplemented from time to time, the “Agreement”) and is entitled to the benefits thereof and of the other documents delivered thereunder. As provided in the Agreement, this Note is not subject to prepayment prior to the Final Repayment Date, without the Lender’s prior written consent. The unpaid principal amount and all capitalized interest on the Loans evidenced by this Note are convertible into shares of capital stock of the Borrower subject to the terms and conditions set forth in Clause 9 of the Agreement.

In case an Event of Default (as defined in the Agreement) shall occur and be continuing, the principal of and accrued interest on this Note may be declared to be due and payable in the manner and with the effect provided in the Agreement.

The Borrower hereby waives presentment, demand, protest or notice of any kind in connection with this Note.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEVADA.

CASPIAN SERVICES INC.

By:________________________________

Name:

Title:

Schedule to Convertible Promissory Note

dated as of September 3, 2008 made by Caspian Services Inc. to the order of Great Circle Energy Services LLC

Date of Loan	Amount of Loan	Rate of Interest Per Annum	Total Principal Amount of Outstanding Loans and Capitalized Interest	Due Date of Loan	Name of Person Making Notation

Date of Repayment, Prepayment or Conversion	Amount of Repayment, Prepayment or Conversion (number of shares)[1]	Total Principal Amount of Outstanding Loans and Capitalized Interest	Name of Person Making Notation

_________________________

1  Specify whether amount is pursuant to repayment, prepayment or conversion (in such latter case, also specify number of shares).

Date of Payment or Capitalization of Interest or Conversion	Amount of Interest	Total Principal Amount of Outstanding Loans and Capitalized Interest	Name of Person Making Notation